UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


1.  Director/PDMR Shareholding announcement dated 3 April 2007
2.  Additional Listing announcement dated 10 April 2007
3.  Full Redemption announcement dated 11 April 2007
4.  Annual Information Update announcement dated 24 April 2007
5.  Annual Information Update announcement dated 24 April 2007
6.  Director/PDMR Shareholding announcement dated 25 April 2007
7.  Result of AGM announcement dated 26 April 2007
8.  Publication of Prospectus announcement dated 27 April 2007
9.  Doc re: AGM Resolutions announcement dated 27 April 2007
10. Total Voting Rights announcement dated 30 April 2007

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 1, 2007                                  By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 1, 2007                                  By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

                                                                    3 April 2007


          Director/PDMR shareholding: Disclosure and Transparency Rules
                          3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust notified Barclays PLC on 2 April 2007 that it had between 26 March 2007 and 30 March 2007 exercised its discretion and released a total of 2,784,193 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 205,862,738 ordinary shares in Barclays PLC. The executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 2

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 10,500,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.


The Block listings consist of 10,000,000 shares to be issued under the Barclays Incentive Share Option Plan and 500,000 shares to be issued under the Barclays 1986 Executive Share Option Scheme.

Exhibit No. 3



                                                                   11 April 2007

                                Barclays Bank PLC
    Barclays redeems US$150,000,000 Callable Subordinated Floating Rate Notes
                          due April 2012 (the "Notes")
                               ISIN: XS0144880225

Barclays Bank PLC announced today, 11 April 2007, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 10 April 2007.

The Notes will be cancelled and there are no further Notes outstanding.

Exhibit No. 4

Barclays Bank PLC

Annual Information Update for the 12 months up to and including 26 March 2007.

In accordance with Prospectus Rule 5.2, Barclays Bank PLC (the "Company') announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

28/03/2006    Barclays Bank PLC    Publication of prospectus announcement
28/03/2006    Barclays Bank PLC    Annual Information Update announcement
29/03/2006    Barclays Bank PLC    Partial Repurchase
30/03/2006    Barclays Bank PLC    Partial Repurchase
12/04/2006    Barclays Bank PLC    Publication of Prospectus
12/04/2006    Barclays Bank PLC    Publication of Prospectus
08/05/2006    Barclays Bank PLC    Full Repurchase
24/05/2006    Barclays Bank PLC    FRN Variable Rate Fix
25/05/2006    Barclays Bank PLC    FRN Variable Rate Fix
25/05/2006    Barclays Bank PLC    Barclays PLC Trading Update
26/05/2006    Barclays Bank PLC    Redemption of Loan notes dated 26 May 2006
07/06/2006    Barclays Bank PLC    Publication of Prospectus
08/06/2006    Barclays Bank PLC    Directorate Changes
09/06/2006    Barclays Bank PLC    Partial Repurchase
09/06/2006    Barclays Bank PLC    Full Repurchase
09/06/2006    Barclays Bank PLC    Publication of Prospectus
16/06/2006    Barclays Bank PLC    Publication of Prospectus
22/06/2006    Barclays Bank PLC    Acquisition
29/06/2006    Barclays Bank PLC    Disposal
24/07/2006    Barclays Bank PLC    Partial Repurchase
03/08/2006    Barclays Bank PLC    Base Rate Change
03/08/2006    Barclays Bank PLC    Interim Results
09/08/2006    Barclays Bank PLC    Publication of Prospectus
16/08/2006    Barclays Bank PLC    Cancellation/Cessation
21/08/2006    Barclays Bank PLC    Re Acquisition
21/08/2006    Barclays Bank PLC    Publication of Prospectus
23/08/2006    Barclays Bank PLC    Re Joint Venture
31/08/2006    Barclays Bank PLC    Directorate Change
08/09/2006    Barclays Bank PLC    Re Joint Venture
20/09/2006    Barclays Bank PLC    Partial Repurchase
02/10/2006    Barclays Bank PLC    Disposal
11/10/2006    Barclays Bank PLC    Acquisition
11/10/2006    Barclays Bank PLC    Redemption of Loan Notes
11/10/2006    Barclays Bank PLC    Directorate Change
17/10/2006    Barclays Bank PLC    Directorate Change
20/10/2006    Barclays Bank PLC    Full Repurchase
23/10/2006    Barclays Bank PLC    Absa Directorate Change
07/11/2006    Barclays Bank PLC    Acquisition
09/11/2006    Barclays Bank PLC    Base Rate Change
21/11/2006    Barclays Bank PLC    Partial Repurchase
24/11/2006    Barclays Bank PLC    Partial Repurchase
28/11/2006    Barclays Bank PLC    Trading Statment
06/12/2006    Barclays Bank PLC    Statement re Legal Proceedings
06/12/2006    Barclays Bank PLC    Redemption of Notes
11/12/2006    Barclays Bank PLC    Annual Report - Form 20-F 2004
11/12/2006    Barclays Bank PLC    Annual Report - Form 20-F 2004
20/12/2006    Barclays Bank PLC    Acquisition
21/12/2006    Barclays Bank PLC    Directorate Change
27/12/2006    Barclays Bank PLC    Disposal
20/01/2007    Barclays Bank PLC    Acquisition
11/01/2007    Barclays Bank PLC    Base Rate Change
12/01/2007    Barclays Bank PLC    Partial Repurchase
17/01/2007    Barclays Bank PLC    Partial Repurchase
18/01/2007    Barclays Bank PLC    Partial Repurchase
19/01/2007    Barclays Bank PLC    Acquisition
22/01/2007    Barclays Bank PLC    Partial Repurchase
24/01/2007    Barclays Bank PLC    ERR
24/01/2007    Barclays Bank PLC    Partial Repurchase
25/01/2007    Barclays Bank PLC    Notice
01/02/2007    Barclays Bank PLC    Early Redemption
05/02/2007    Barclays Bank PLC    Partial Repurchase
16/02/2007    Barclays Bank PLC    Partial Repurchase
16/02/2007    Barclays Bank PLC    Partial Repurchase
22/02/2007    Barclays Bank PLC    Full Redemption
26/02/2007    Barclays Bank PLC    Bond Redemption
27/02/2006    Barclays Bank PLC    Publication of Prospectus
20/02/2007    Barclays Bank PLC    Final Results
13/03/2007    Barclays Bank PLC    Full Redemption
14/03/2007    Barclays Bank PLC    Partial Redemption
15/03/2007    Barclays Bank PLC    Full Redemption
19/03/2006    Barclays Bank PLC    Statement re Press Comment
20/03/2006    Barclays Bank PLC    Statement re Press Comment
20/03/2006    Barclays Bank PLC    Preliminary Discussions
20/03/2007    Barclays Bank PLC    Statement re Enron
20/03/2007    Barclays Bank PLC    Partial Repurchase
23/03/2007    Barclays Bank PLC    Publication of Final Terms
26/03/2007    Barclays Bank PLC    Annual Report and Accounts

Details of all regulatory announcements can be found in full on the Company's Market News page on the London Stock Exchange website at www.londonstockexchange.com.

The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at: www.sec.gov.

The Company has submitted filings to the Canadian securities regulatory authorities. Full details of the filings can be found at: www.sedar.com.

The Company's securities are also listed on Euronext Paris, Deutsche Boerse, the Luxembourg Stock Exchange, the Channel Islands Stock Exchange, the Copenhagen Stock Exchange and the Irish Stock Exchange. Details of regulatory filings made to these bodies can be found on the following websites:


Euronext Paris                      www.euronext.com
Deutsche Boerse                     www.boerse-frankfurt.com
Luxembourg Stock Exchange           www.bourse.lu
Channel Islands Stock Exchange      www.cisx.com
Copenhagen Stock Exchange           www.cse.dk
Irish Stock Exchange                www.ise.ie

The Company has submitted filings to Companies House, in relation to:

-          the allotment of shares
- the appointment and resignation of Directors (or changes in their particulars)
-          change of registered office
-          amendment to the Memorandum and Articles of Association
-          particulars of mortgages/charges
-          the Company's annual return
-          the change in location of the registered office
-          notice to the Registrar of increased share capital
-          notice to the Registrar of alteration to share capital
-          the authority to allot shares
-          the dis-application of pre-emption rights
-          the filing of accounts
-          Listing particulars
-          the location of the Register of Members
-          the location of the Debenture Register.

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Patrick Gonsalves
Joint Company Secretary

24 April 2007

Exhibit No. 5

Barclays PLC

Annual Information Update for the 12 months up to and including 26 March 2007.

In accordance with Prospectus Rule 5.2, Barclays PLC (the "Company') announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

28/03/2006    Barclays PLC        Annual Information Update
28/03/2006    Barclays PLC        Director/PDMR Shareholding
04/04/2006    Barclays PLC        Director/PDMR Shareholding
10/04/2006    Barclays PLC        Director/PDMR Shareholding
11/04/2006    Barclays PLC        Statement re Absa
11/04/2006    Barclays PLC        Director/PDMR Shareholding
19/04/2006    Barclays PLC        Director/PDMR Shareholding
21/04/2006    Barclays PLC        Director/PDMR Shareholding
25/04/2006    Barclays PLC        Director/PDMR Shareholding
25/04/2006    Barclays PLC        Director/PDMR Shareholding
27/04/2006    Barclays PLC        AGM Statement
27/04/2006    Barclays PLC        Result of AGM
03/05/2006    Barclays PLC        Director/PDMR Shareholding
05/05/2006    Barclays PLC        Director/PDMR Shareholding
09/05/2006    Barclays PLC        Director/PDMR Shareholding
10/05/2006    Barclays PLC        Director/PDMR Shareholding
12/05/2006    Barclays PLC        Director/PDMR Shareholding
15/05/2006    Barclays PLC        Director/PDMR Shareholding
16/05/2006    Barclays PLC        Director/PDMR Shareholding
18/05/2006    Barclays PLC        Director/PDMR Shareholding
24/05/2006    Barclays PLC        Director/PDMR Shareholding
25/05/2006    Barclays PLC        Trading Update
26/05/2006    Barclays PLC        Director/PDMR Shareholding
31/05/2006    Barclays PLC        Director/PDMR Shareholding
06/06/2006    Barclays PLC        Director/PDMR Shareholding
07/06/2006    Barclays PLC        Publication of Prospectus
08/06/2006    Barclays PLC        Directorate Changes
08/06/2006    Barclays PLC        Director/PDMR Shareholding
09/06/2006    Barclays PLC        Publication of Prospectus
12/06/2006    Barclays PLC        Director/PDMR Shareholding
13/06/2006    Barclays PLC        Director/PDMR Shareholding
16/06/2006    Barclays PLC        Reporting Changes in 2006
16/06/2006    Barclays PLC        Publication of Prospectus
20/06/2006    Barclays PLC        Director/PDMR Shareholding
22/06/2006    Barclays PLC        Acquisition
27/06/2006    Barclays PLC        Director/PDMR Shareholding
29/06/2006    Barclays PLC        Disposal
01/07/2006    Barclays PLC        Statement re Legal Proceedings
04/07/2006    Barclays PLC        Director/PDMR Shareholding
10/07/2006    Barclays PLC        Director/PDMR Shareholding
11/07/2006    Barclays PLC        Director/PDMR Shareholding
25/07/2006    Barclays PLC        Absa Group: Trading Statement
01/08/2006    Barclays PLC        Director/PDMR Shareholding
03/08/2006    Barclays PLC        Absa Interim Results released
03/08/2006    Barclays PLC        Interim Results
04/08/2006    Barclays PLC        Director/PDMR Shareholding
08/08/2006    Barclays PLC        Additional Listing
08/08/2006    Barclays PLC        Director/PDMR Shareholding
15/08/2006    Barclays PLC        Director/PDMR Shareholding
21/08/2006    Barclays PLC        Statement re Acquisition
22/08/2006    Barclays PLC        Director/PDMR Shareholding
23/08/2006    Barclays PLC        Statement re Joint Venture
30/08/2006    Barclays PLC        Director/PDMR Shareholding
31/08/2006    Barclays PLC        Directorate Change
01/09/2006    Barclays PLC        Director/PDMR Shareholding
06/09/2006    Barclays PLC        Director/PDMR Shareholding
08/09/2006    Barclays PLC        Statement re Joint Venture
08/09/2006    Barclays PLC        Director/PDMR Shareholding
12/09/2006    Barclays PLC        Director/PDMR Shareholding
19/09/2006    Barclays PLC        Director/PDMR Shareholding
26/09/2006    Barclays PLC        Director/PDMR Shareholding
02/10/2006    Barclays PLC        Disposal
03/10/2006    Barclays PLC        Director/PDMR Shareholding
05/10/2006    Barclays PLC        Director/PDMR Shareholding
09/10/2006    Barclays PLC        Director/PDMR Shareholding
10/10/2006    Barclays PLC        Director/PDMR Shareholding
11/10/2006    Barclays PLC        Directorate Change
11/10/2006    Barclays PLC        Redemption of Notes
11/10/2006    Barclays PLC        Director/PDMR Shareholding
11/10/2006    Barclays PLC        Acquisition
16/10/2006    Barclays PLC        Director/PDMR Shareholding
17/10/2006    Barclays PLC        Directorate Change
17/10/2006    Barclays PLC        Director/PDMR Shareholding
19/10/2006    Barclays PLC        Director/PDMR Shareholding
23/10/2006    Barclays PLC        Absa Board Changes
24/10/2006    Barclays PLC        Director/PDMR Shareholding
25/10/2006    Barclays PLC        Additional Listing
25/10/2006    Barclays PLC        Director/PDMR Shareholding
31/10/2006    Barclays PLC        Director/PDMR Shareholding
02/11/2006     Barclays PLC        Director/PDMR Shareholding
03/11/2006    Barclays PLC        Statement re Legal Proceedings
07/11/2006    Barclays PLC        Acquisition
08/11/2006     Barclays PLC        Director/PDMR Shareholding
09/11/2006     Barclays PLC        Base Rate Change
10/11/2006    Barclays PLC        Director/PDMR Shareholding
14/11/2006    Barclays PLC        Director/PDMR Shareholding
28/11/2006    Barclays PLC        Trading Statement
29/11/2006    Barclays PLC        Director/PDMR Shareholding
05/12/2006    Barclays PLC        Director/PDMR Shareholding
06/12/2006    Barclays PLC        Redemption of Notes
08/12/2006    Barclays PLC        Director/PDMR Shareholding
08/12/2006    Barclays PLC        Director/PDMR Shareholding
11/12/2006    Barclays PLC        Form 20- F 2004
11/12/2006    Barclays PLC        Form 20-F 2004
18/12/2006    Barclays PLC        Director/PDMR Shareholding
19/12/2006    Barclays PLC        Director/PDMR Shareholding
21/12/2006    Barclays PLC        Total Voting Rights
21/12/2006    Barclays PLC        Directorate Change
27/12/2006    Barclays PLC        Disposal
28/12/2006    Barclays PLC        Director/PDMR Shareholding
09/01/2007    Barclays PLC        Director/PDMR Shareholding
11/01/2007    Barclays PLC        Base Rate Change
19/01/2007    Barclays PLC        Absa group Trading Statement
19/01/2007    Barclays PLC        Total Voting Rights
19/01/2007    Barclays PLC        Acquisition
20/02/2007    Barclays PLC        Final Results
20/02/2007    Barclays PLC        Absa Results for 2006
08/02/2007    Barclays PLC        Director / PDMR Shareholding
08/02/2007    Barclays PLC        Holding(s) in Company
20/12/2007    Barclays PLC        Final Results
20/12/2007    Barclays PLC        Absa Final Results Released
22/02/2007    Barclays PLC        Director / PDMR Shareholding
27/02/2007    Barclays PLC        Director / PDMR Shareholding
28/02/2007    Barclays PLC        Total Voting Rights
01/03/2007    Barclays PLC        Blocklisting Interim Review
01/03/2007    Barclays PLC        Blocklisting Interim Review
01/03/2007    Barclays PLC        Blocklisting Interim Review
01/03/2007    Barclays PLC        Blocklisting Interim Review
01/03/2007    Barclays PLC        Blocklisting Interim Review
06/03/2007    Barclays PLC        Director / PDMR Shareholding
07/03/2007    Barclays PLC        Absa Directorate Change
09/03/2007    Barclays PLC        Director / PDMR Shareholding
13/03/2007    Barclays PLC        Full Redemption
13/03/2007    Barclays PLC        Director / PDMR Shareholding
15/03/2007    Barclays PLC        Full Redemption
16/03/2007    Barclays PLC        Director / PDMR Shareholding
19/03/2007    Barclays PLC        Statement re Press Comment
20/03/2007    Barclays PLC        Director / PDMR Shareholding
20/03/2007    Barclays PLC        Preliminary Discussion
20/03/2007    Barclays PLC        Statement re Enron
26/03/2007    Barclays PLC        Annual Report and Accounts
26/03/2006    Barclays PLC        Director / PDMR Shareholding
26/03/2007    Barclays PLC        Total Voting Rights

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at www.londonstockexchange.com.

The Company also has a secondary listing on the New York Stock Exchange. The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at: www.sec.gov.

The Company also has a secondary listing on the Tokyo Stock Exchange ("TSE"). The Company has submitted regulatory filings to the TSE and to the Kanto Local Finance Bureau of Japan. Full details of the filings can be found on the EDINET website at: http://info.edinet.go.jp/EdiHtml/main.htm.

The Company also has a secondary listing in Canada. The Company has submitted filings to the Canadian securities regulatory authorities. Full details of the filings can be found at: www.sedar.com.

The Company has submitted filings to Companies House in relation to:

    - the allotment of shares
    - the appointment and resignation of Directors (or changes in their particulars)
    - the filing of Group and Interim accounts
    - the Company's annual return
    - the Memorandum and Articles of Association
    - the authority to allot shares
    - the authority to dis-apply pre-emption rights
    - the change of registered office.

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

The Company's Annual Report for the period ended 31 December 2006 (which was filed with the UKLA Document Viewing Facility on 26 March 2007) can be found on the Company's Investor Relations website at: www.investorrelations.barclays.com.

Further information regarding the Company and its activities is available at: www.barclays.com and www.investorrelations.barclays.com.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Patrick Gonsalves
Deputy Company Secretary

24 April 2007

Exhibit No. 6

                                                                   25 April 2007



            Director/PDMR shareholding: Disclosure and Transparency
                      Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), an HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 24 April 2007 that it had on 10 April 2007 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following directors who are Persons Discharging Managerial Responsibility (PDMRs) at a price of 736.50p per share:

Director/PDMR      Number of Shares

Mr G A Hoffman     17
Mr J S Varley      17

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 10 April 2007 for each director/PDMR above includes any Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director           Beneficial Holding      Non Beneficial Holding

Mr G A Hoffman     360,594                 -
Mr J S Varley      379,216                 -

Exhibit no. 7


                      Barclays PLC Annual General Meeting
    A poll was held on each of the resolutions proposed at the Annual General
            Meeting on 26th April 2007. The results of the polls are:


           Resolutions                  For           Against        Withheld

1   To receive the Directors'      3,584,712,091     19,566,012     40,327,499
    and Auditors' Reports and
    the audited Accounts for
    the year ended 31st
    December 2006.

2   To approve the Directors'      3,434,885,015    182,648,134     27,072,453
    Remuneration Report for the
    year ended 31st December
    2006.

3   That Marcus Agius be           3,608,932,293     31,603,902      4,069,407
    re-elected a Director of
    the Company.

4   That Frederik Seegers be       3,615,335,257     12,447,204     16,823,141
    re-elected a Director of
    the Company.

5   That Christopher Lucas be      3,628,005,031     12,455,137      4,145,434
    re-elected a Director of
    the Company.

6   That Stephen Russell be        3,554,794,301     48,994,121     40,817,180
    re-elected a Director of
    the Company.

7   That Richard Leigh Clifford    3,620,688,166     19,773,475      4,143,961
    be re-elected a Director of
    the Company.

8   That Sir Andrew Likierman      3,621,005,376     19,272,940      4,327,286
    be re-elected a Director of
    the Company.

9   That John Varley be            3,565,889,222     28,192,754     50,523,626
    re-elected a Director of
    the Company.

10  That Sir Nigel Rudd be         3,485,358,040     79,933,376     79,314,186
    re-elected a Director of
    the Company.

11  To re-appoint                  3,561,932,678     33,814,806     48,858,118
    PricewaterhouseCoopers LLP
    as auditors of the Company.

12  To authorise the Directors     3,609,053,742     21,627,203     13,924,657
    to set the remuneration of
    the Auditors.

13  To authorise Barclays Bank     3,580,993,135     52,341,206     11,271,261
    PLC to make EU political
    donations.

14  To renew the authority given   3,594,037,956     47,971,689      2,595,957
    to the Directors to allot
    securities.

15  To renew the authority given   3,531,250,828    110,226,568      3,128,206
    to the Directors to allot
    securities for cash other
    than on a pro-rata basis to
    shareholders and to sell
    treasury shares.

16  To renew the Company's         3,638,766,962     3,044,514      2,794,126
    authority to purchase its
    own shares.

17  To adopt new Articles of       3,633,190,531     3,969,434      7,445,637
    Association of the Company.

Exhibit No. 8

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 26 April 2007 for the Barclays Bank PLC GBP20,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6682v_-2007-4-27.pdf


For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 9

                                                                   27 April 2007

                                  Barclays PLC


Barclays PLC announces that, in accordance with the provisions of paragraph
9.6.2 of the Listing Rules, copies of resolutions other than those concerning ordinary business passed at its Annual General Meeting held on Thursday 26 April 2007, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Exhibit No. 10

                                                                   30 April 2007



                    Barclays PLC - Voting Rights and Capital


In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,542,830,646 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 25 April 2007. There are no ordinary shares held in Treasury.

Therefore, the total number of voting rights in Barclays PLC is 6,543,705,646.

The above figure (6,543,705,646) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.